EXHIBIT 99.1



Mr. Leo Liebowitz
Getty Petroleum Marketing Inc.
125 Jericho Turnpike
Jericho, New York 11753

Dear Leo:

Needless to say, I was shocked and disappointed when you called me at 10:30 PM on Tuesday evening to inform me that your Board considered Lukoil's $5 offer per share superior to our $6 offer per share. I was stunned with disbelief, and when I tried to call you back for clarification, I only received your voicemail on the number you asked me to return your call on.

Leo, a Russian Company is about to take over your company at $1 a share lower than what your shareholders can achieve through my company's bid.

Your concern about the 90% minimum condition to our tender was never delivered to us as a "deal breaker." As you know, this condition is customary on transactions of this type in order to achieve a "short form" merger under Maryland law. We have provided evidence that such deals are customary and invariably close without difficulty. In addition, to further reassure you, we presented an alternative structure, which would have eliminated the 90% condition, although closing would have taken slightly longer. This proposal would have eliminated whatever small risk, if any, was inherent in the 90% requirement. You failed to respond to this proposal and you failed to reveal its existence in your SEC filing of today.

The $5 million dollar break-up fee that your Board gave Lukoil is highly unusual. It represents over 7% of the $70 million offer that was made to you by them. This is far in excess of the 3% normally permitted by courts, and it could be viewed that this break-up fee was used to discourage or reduce the value of other bids.

Leo, notwithstanding the excessive break-up fee you have agreed to, United Getty is willing to pay a full $6 per share to the shareholders, and United Getty will be responsible for Lukoil's break-up fee. This way your shareholders can achieve a full $6 per share.

In your 14D-9 filing of today, you stated that our bank commitment letter was not signed. I must correct you on this. It was signed and a commitment fee was paid many weeks ago. This you can verify with our bank.

United Refining has a full commitment letter from its bank for the debt portion of this transaction. Your representatives have had direct discussions with the bank and its legal counsel. The bank is fully committed to fund this transaction, irrespective of market conditions, subject only to nominal final details which your adviser characterized as "boilerplate." The equity portion of this transaction is also available in cash, and we offered verification to you.

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You requested and received not one, but two explicit legal opinions from our bond counsel, Wolf, Block, Schorr and Salis-Cohen confirming that United Refining through its subsidiary, United Getty, had the right to enter into this transaction, in conformity with its bond indenture. This is also not revealed in your 14D-9 filing of today. You also have failed to mention in your 14D-9, that one of your considerations for raising this false issue was that it had been raised by Lukoil's counsel, with whom we have never spoken.

United Refining has spent over $2.5 million preparing its bid on your assurance that your Board had initiated a genuine auction process to sell Getty Petroleum Marketing. To disregard a firmly financed and meaningfully higher bid, calls this assurance into question. It surely must concern your shareholders.

If you prefer, United Getty is prepared to proceed directly to a merger, offering $6.00 per share plus an interest factor of 10% per annum to compensate for the delay in completion of the transaction from December 8, 2000, the expiration date of the Lukoil tender offer.

I believe that you should find a way to extend the time period in order for your shareholders to achieve this superior price.

Sincerely,
John A. Catsimatidis